February 2, 2006

Via U.S. Mail and Facsimile

Shinichi Hirabayashi
Chief Executive Officer
Exam USA, Inc.
5912 Bolsa Avenue, Suite 108
Huntington Beach, California 92649

      RE: Exam USA, Inc.
              Form 10-KSB for the Fiscal Year Ended May 31, 2005

              File No. 000-26442

Dear Mr. Hirabayashi :

      We have reviewed your filing and have the following comments. We have limited our review to only financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended May 31, 2005

Item 8A. Controls and Procedures, page 17

1. We note from your disclosure that you and your auditors have identified several
    significant internal control deficiencies, which in the aggregate is considered a
    material weakness. In this regard, please revise your future filings to discuss the
    actions and developed controls that management has or will implement, with the
    respective timing for implementation, in order to correct this material weakness in
    internal control over financial reporting and explain why management believes
    these actions will be effective in remedying the weaknesses identified.

Consolidated Statements of Operations and Comprehensive loss, page F-4

2. We note from your disclosure on page F-8 under the heading "Consolidation of
    Variable-Interest Entity" that you have a controlling financial interest in Daichi,
    Co., Ltd. and have consolidated this entity for reporting purposes. In this regard,
    please revise your statement of operations in future filings to separately reflect the
    minority interest associated with Daichi, Co, Ltd's remaining 50% ownership or
    explain why you do not believe this is required.

Consolidated Balance Sheet, page F-3
Consolidated Statements of Shareholders' Equity, page F-5

3. Please revise your consolidated balance sheet and statement of shareholders'
    equity at December 31, 2004 to reflect your 20,000,148 outstanding common
    shares at this date at their stated par value of $.01 per share or $200,001 versus the
    $31,801 currently presented.

4. We note from your consolidated statement of operations that you have recognized
    a merger fee of $360,000. We also note from your statement of equity that the
    offset of the $360,000 merger fee was recorded as additional paid – in capital. If
    this merger fee was paid with the issuance of stock, as implied in Note 9, please
    revise your statement of shareholders equity to reflect the number shares issued
    and the par value associated with this issuance. If this is not the case, please
    explain your rational for recording this amount in additional paid – in capital and
    revise note 9 accordingly. We my have further comment upon receipt of your
    response.

Consolidated Statements of Cash Flows, page F-6

5. We note from your statement of cash flow that you received proceeds from the sale of property and equipment. In this regard, please revise future filings to include the disclosures required by paragraph 47 of SFAS No. 144.

Note 4. Marketable Securities, page F-13

6. In future filings, please disclose in your statement of equity or your notes to the financial statements the amount of net unrealized holding gain or loss on available-for-sale securities, which has been reclassified out of accumulated other comprehensive income into earnings due to the sale of available-for-sale securities for the periods presented. Refer to the requirements of paragraph 21(d) of SFAS No. 115.

As appropriate, please respond to these comments within 20 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeff Jaramillo at (202) 551-3212 or Linda Cvrkel, Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Max Webb, Assistant Director, at (202) 551-3755 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Yoneji Hirabayashi, Chief Financial Officer